Laegacy Inc.
Statement of Cash Flows
(Unaudited)

	For the Period March 4, 2020 (Inception) to September 30, 2020
Cash flows from operating activities:	
Net loss	$ (21,230)
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	(21,230)
Cash flows from investing activities	
Platform development	(7,525)
Net cash used in investing activities	(7,525)
Cash flows from financing activities:	
Proceeds from issuance of common stock	652
Proceeds from investment Irawan	164,948
Proceeds from investment Alec	9,694
Proceeds from investment XX	-
Net cash provided by financing activities	175,294
Net cash increase for period	146,539
Cash at beginning of period	-
Cash at end of year	$ 146,539

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -